UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK REPURCHASE SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ______________

Commission File Number ______________

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Wayne Bancorp, Inc. & Affiliates 401(k) and Profit Sharing Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

National City Corporation[1]

[1] Wayne Bancorp, Inc. was merged into National City Corporation effective October 5, 2004. National City Corporation's principal executive office is located at 1900 East Ninth Street, Cleveland, Ohio 44114. National City Corporation assumed the Wayne Bancorp, Inc. & Affiliates 401(k) and Profit Sharing Plan, and all of the shares of Wayne Bancorp, Inc. common stock in the Plan were converted to shares of National City Corporation common stock effective with the merger.

REQUIRED INFORMATION

Audited financial statements and supplemental schedule for the Plan prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, are filed herewith in lieu of an audited statement of financial condition and statement of income and changes in plan equity.

Financial Statements and Exhibits

A. The following financial statements and supplemental schedule are filed as part of this annual report and appear immediately after the signature page hereof:

1. Statements of Net Assets Available for Benefits - December 31, 2006 and 2005

2. Statement of Changes in Net Assets Available for Benefits - Year Ended December 31, 2006

3. Notes to Financial Statements – December 31, 2006 and 2005

4. Schedule of Assets (Held at End of Year)

B. The following exhibit is filed as part of this annual report:

Exhibit 23 – Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, National City Corporation has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

WAYNE BANCORP, INC. & AFFILIATES 401(K) AND PROFIT SHARING PLAN

Date: June 22, 2007

By: Shelley J. Seifert

Shelley J. Seifert, Executive Vice President of National City Corporation, administrator of the Wayne Bancorp, Inc. & Affiliates 401(K) and Profit Sharing Plan

THE WAYNE BANCORP, INC.
AND AFFILIATES 401(k)
AND PROFIT SHARING PLAN
Cleveland, Ohio

FINANCIAL STATEMENTS
December 31, 2006 and 2005

THE WAYNE BANCORP, INC. AND AFFILIATES
401(k) AND PROFIT SHARING PLAN
Cleveland, Ohio

FINANCIAL STATEMENTS
December 31, 2006 and 2005

CONTENTS

Crowe

Crowe Chizek and Company LLC
Member Horwath International

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator
The Wayne Bancorp, Inc. and Affiliates 401(k) and Profit Sharing Plan
Cleveland, Ohio

We have audited the accompanying statements of net assets available for benefits of The Wayne Bancorp, Inc. and Affiliates 401(k) and Profit Sharing Plan (the Plan) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with U.S. generally accepted accounting principles.

Our audit of the Plan's financial statements was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2006 financial statements taken as a whole.

CROWE CHIZEK AND COMPANY LLC
Crowe Chizek and Company LLC

Columbus, Ohio
June 20, 2007

THE WAYNE BANCORP, INC. AND AFFILIATES
401(k) AND PROFIT SHARING PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2006 and 2005

	2006	2005
ASSETS		
Investments, at fair value (Notes 2 and 3)	$ 8,467,963	$ 9,388,042
Cash	28,160	39,600
Accrued income	21,407	14,457
Net assets reflecting all investments at fair value	8,517,530	9,442,099
Adjustment from fair value to contract value for *fully benefit responsive* investment contracts	0	0
Net assets available for benefits	$ 8,517,530	$ 9,442,099

See notes to financial statements.

THE WAYNE BANCORP, INC. AND AFFILIATES
401(k) AND PROFIT SHARING PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2006

Additions to net assets attributed to:	
Net investment income (Note 3)	
Net appreciation in fair value of investments	$ 733,787
Interest and dividends	241,246
	975,033
Deductions from net assets attributed to:	
Benefits paid to participants	(1,877,709)
Administrative expenses	(21,893)
	(1,899,602)
Net decrease	(924,569)
Net assets available for benefits	
Beginning of year	9,442,099
End of year	$ 8,517,530

See notes to financial statements.

NOTE 1 – PLAN DESCRIPTION

The following description of The Wayne Bancorp, Inc. and Affiliates 401(k) and Profit Sharing Plan (Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

The Plan is a defined contribution profit sharing plan which covered all eligible employees of Wayne Bancorp, Inc. and those of its wholly-owned subsidiaries (the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

On October 5, 2004, National City Corporation (NCC) acquired Wayne Bancorp, Inc. and its subsidiaries and assumed sponsorship of the Plan. Effective December 1, 2004, National City Bank, a subsidiary of NCC, became the Plan's investment custodian. Effective January 1, 2005, employer and participant contributions to the Plan were discontinued.

Participants were able to contribute up to 100% of their total pre-tax annual compensation, as defined in the Plan, up to the maximum amount allowed by law. Participants who attained age 50 by the end of the Plan year were eligible to make catch-up contributions in accordance with Code Section 414(v). The Company made employer matching contributions to the Plan equal to 100% of deferrals not in excess of 3% of compensation, plus 50% of deferrals on the next 2% of compensation. In addition, the Board of Directors could elect to make an additional profit sharing contribution to the Plan on a discretionary basis. To be eligible to receive the Company's discretionary contributions, participants must have been employed on the last day of the Plan year and have completed a year of service during the Plan year.

Each participant's account was credited with the participant's own contributions and an allocation of the Company's contribution and continues to be credited with an allocation of the Plan's earnings and losses. Allocations of Company matching contributions were based on the participant's deferrals and compensation, as defined by the Plan. Allocations of Company profit sharing contributions were based on the participant's compensation, as defined by the Plan. The benefits to which a participant is entitled is the benefit that can be provided from the participant's account.

Participants were immediately vested in their salary deferral contributions and employer contributions plus actual earnings thereon.

Upon death, disability, retirement, or other termination of service, participants may elect to receive either installment payments or a lump-sum distribution equal to the value of their vested interest in their accounts.

(Continued)

NOTE 1 – PLAN DESCRIPTION (Continued)

Participants may borrow from the Plan. These loans are made in amounts of up to 50% of their vested account balance for a maximum amount of $50,000. The loans are secured by the balance in the participant's account and bear interest at rates that are commensurate with local prevailing rates. Loans shall be repaid within a reasonable period of time not to exceed five years, with the exception of a loan taken on a personal residence that may exceed five years.

Participants have the option to invest any portion of their contributions in any investment they choose within the provisions enacted by ERISA. Participants may change their investment options daily.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Plan are prepared under the accrual basis of accounting.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

The Plan's investments are stated at fair value as determined by quoted market prices and as reported by the trustee. When no quoted market prices are available, investments are stated at estimated fair values based on yields currently available on comparable securities of issuers with similar credit ratings. Shares of mutual funds are valued at quoted market prices that represent the net asset value of shares held. Participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income and dividends are recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and participants' account balances.

(Continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Plan retroactively adopted Financial Accounting Standards Board (FASB) Staff Position AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by the Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans* ("the FSP") in 2006. Pursuant to the adoption of the FSP, fully benefit-responsive investment contracts held directly by the Plan or included in the underlying investments of common collective trust fund in which the Plan holds an interest are to be presented at fair value. In addition, any material difference between the fair value of these investments and their contract value is to be presented as a separate adjustment line in the statement of net assets available for benefits, because contract value remains the relevant measurement attribute for that portion of net assets available for benefits attributable to fully benefit-responsive investment contracts. Accordingly, the adoption of the FSP had no impact on the net assets available for benefits as of December 31, 2006 or 2005. The net appreciation (depreciation) reported in the Plan's statement of changes in net assets available for benefits has not been impacted by the adoption of the FSP either, as the amount reflects the contract value of fully benefit-responsive contracts held directly or indirectly by the Plan.

Management has determined that the estimated fair value of the Plan's indirect investments in fully benefit-responsive contracts as of December 31, 2006 and 2005 approximates contract value. Accordingly, the statements of net assets available for benefits reflect no adjustment for the difference between net assets with all investments at fair value and net assets available for benefits.

Benefits are recorded when paid.

NOTE 3 - INVESTMENTS

The following table presents investments that represent 5% or more of the Plan's net assets.

	December 31,	
	2006	2005
Investments at fair value		
Blackrock Temp Fund	$ 1,152,562	$ 1,361,297
Vanguard 500 Index Fund	1,190,050	1,140,627
Vanguard Wellington Fund	1,344,883	1,253,760
Vanguard U.S. Growth & Income Fund	688,527	648,612
Vanguard Lifestrategy Moderate Growth Fund	396,568*	474,242
American Funds Growth Fund of America	800,217	791,325
Federated Capital Preservation Fund	500*	500,514

* The fair value is less than 5% of the Plan's net assets available for benefits as of the date indicated.

(Continued)

NOTE 3 - INVESTMENTS (Continued)

During 2006, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	Year ended December 31, 2006
Mutual funds	$ 754,025
Federal agency obligations	235
Corporate bonds and notes	(203)
Common stocks	(20,270)
Net appreciation in fair value of investments	$ 733,787

NOTE 4 - PARTY-IN-INTEREST TRANSACTIONS

At December 31, 2006, the Plan held 9,206 shares of National City Corporation common stock, with a fair value of $336,571. At December 31, 2005, the Plan held 10,041 shares of National City Corporation common stock, with a fair value of $337,077.

During 2006, cash dividends of $15,162 were paid to the Plan by National City Corporation.

At December 31, 2006 and 2005, the Plan held National City Bank certificates of deposit of $40,000 and $65,000, respectively. The Plan also holds participant loans that qualify as party-in-interest investments. These loans totaled $7,968 and $8,437 at December 31, 2006 and 2005, respectively. Certain administrative expenses of the Plan are paid by the Plan Sponsor on behalf of the Plan. Fees paid by the Plan for investment and recordkeeping services amounted to $21,893 for the year ended December 31, 2006.

NOTE 5 - TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated August 18, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (Code). Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

NOTE 6 – PLAN TERMINATION

Although it has not expressed any intent to do so, the plan sponsor has the right under the Plan to terminate the Plan subject to the provisions of ERISA.

SUPPLEMENTAL SCHEDULE

THE WAYNE BANCORP, INC. AND AFFILIATES
401(k) AND PROFIT SHARING PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2006

Plan Sponsor: National City Corporation
EIN: 34-1111088
Plan Number: 202

(a)	(b) Identity of Issuer or Borrower	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par of Maturity Value	(d) Cost	(e) Current Value
	Money Market Deposit Account			
	Blackrock Temp Fund	1,152,562 units	**	$ 1,152,562
	Certificates of Deposit			
	Commercial Savings Bank	3.50%, due 12/7/07	**	$ 42,896
	Killbuck Savings Bank	4.25%, due 10/24/07	**	30,366
	Killbuck Savings Bank	4.25%, due 11/6/07	**	89,192
	Killbuck Savings Bank	3.40%, due 5/9/08	**	20,333
*	National City Bank	4.18%, due 12/4/08	**	40,000
	Wayne Savings	4.30%, due 10/18/09	**	50,000
				$ 272,787
	Federal Agency Obligations			
	Federal National Mortgage Association	6.74%, due 7/9/07	**	$ 25,187
	Corporate Bonds and Notes			
	Bank of America	3.88%, due 1/15/08	**	$ 19,698
	Bank One Corp.	6.00%, due 2/17/09	**	12,150
	Goldman Sachs Group	6.65%, due 5/15/09	**	10,324
	International Lease Finance Corp.	3.50%, due 4/1/09	**	14,429
	Morgan Stanley Dean Witter	5.80%, due 4/1/07	**	5,003
	Wachovia Corporation	3.63%, due 2/17/09	**	9,682
			**	$ 71,286

* Denotes party in interest.
** Participant directed investment cost basis disclosure is not required.

(Continued)

THE WAYNE BANCORP, INC. AND AFFILIATES
401(k) AND PROFIT SHARING PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2006

Plan Sponsor: National City Corporation
EIN: 34-1111088
Plan Number: 202

(a)	(b) Identity of Issuer or Borrower	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par of Maturity Value	(d) Cost	(e) Current Value
	Mutual Funds			
	Vanguard	Vanguard 500 Index Fund, units of a mutual fund	**	$ 1,190,050
	Vanguard	Vanguard U.S. Growth & Income Fund, units of a mutual fund	**	688,527
	Vanguard	Vanguard International Growth Fund, units of a mutual fund	**	273,898
	Vanguard	Vanguard Lifestrategy Conservative Growth Fund, units of a mutual fund	**	256,948
	Vanguard	Vanguard Lifestrategy Growth Portfolio, units of a mutual fund	**	239,795
	Vanguard	Vanguard US Treasury Fund, units of a mutual fund	**	71,555
	Vanguard	Vanguard Lifestrategy Income Fund, units of a mutual fund	**	32,036
	Vanguard	Vanguard Lifestrategy Moderate Growth Fund, units of a mutual Fund	**	396,568
	Vanguard	Vanguard Total Bond Market Index Fund, units of a mutual fund	**	291,615
	Vanguard	Vanguard Wellington Fund, units of a mutual fund	**	1,344,883
	Baron Asset Funds	Baron Growth and Income Fund, units of a mutual fund	**	326,626
	T. Rowe Price	T. Rowe Price Mid-Cap Growth, units of a mutual fund	**	41,832
	Federated Funds	Federated Income Trust, units of a mutual fund	**	52,715
	Federated Funds	Federated Kaufmann Fund, units of a mutual fund	**	150,087
	Federated Funds	Federated Capital Appreciation Fund, units of mutual fund	**	122,082

* Denotes party in interest.
** Participant directed investment cost basis disclosure is not required.

(Continued)

THE WAYNE BANCORP, INC. AND AFFILIATES
401(k) AND PROFIT SHARING PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2006

Plan Sponsor: National City Corporation
EIN: 34-1111088
Plan Number: 202

(a)	(b) Identity of Issuer or Borrower	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par of Maturity Value	(d) Cost	(e) Current Value
	Federated Funds	Federated Mid Cap Index, units of a mutual fund	**	$ 35,089
	Federated Funds	Federated Equity Income, units of a mutual fund	**	50,586
	Federated Funds	Federated High Income Bond Fund, units of a mutual fund	**	51,251
	Federated Funds	Federated International Equity, units of a mutual fund	**	25,034
	Federated Funds	Federated Large Cap Growth, units of a mutual fund	**	35,811
	Federated Funds	Federated Mid Cap Growth, units of a mutual fund	**	30,466
	Federated Funds	Federal Total Return Bond Fund, units of a mutual fund	**	15,293
	American Funds	Growth Fund of America, units of a mutual fund	**	800,217
	American Funds	Washington Mutual Growth Fund, units of a mutual fund	**	22,550
	Oak Associates	Black Oak Emerging Technology Fund, units of a mutual fund	**	1,346
	Oak Associates	Pin Oak Aggressive Stock Fund, units of a mutual fund	**	4,653
	Oak Associates	White Oak Growth Stock Fund, units of a mutual fund	**	5,155
	Oak Associates	Red Oak Technology Select Fund, units of a mutual fund	**	1,692
				$ 6,558,360
	Common/Collective Trust Fund			
	Federated Funds	Federated Capital Preservation Fund, units of a common/collective trust fund	**	$ 500

* Denotes party in interest.
** Participant directed investment cost basis disclosure is not required.

(Continued)

THE WAYNE BANCORP, INC. AND AFFILIATES
401(k) AND PROFIT SHARING PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2006

Plan Sponsor: National City Corporation
EIN: 34-1111088
Plan Number: 202

(a)	(b) Identity of Issuer or Borrower	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par of Maturity Value	(d) Cost	(e) Current Value
	Common Stock			
	Alcoa, Inc.	100 shares of common stock	**	$ 3,001
	American International Group, Inc.	30 shares of common stock	**	2,150
	Bristol Myers Company	25 shares of common stock	**	658
	Cisco Systems, Inc.	60 shares of common stock	**	1,640
	Coca-Cola Company	20 shares of common stock	**	965
	Ford Motor Company	69 shares of common stock	**	518
	General Electric	50 shares of common stock	**	1,861
	Home Depot, Inc.	45 shares of common stock	**	1,807
	International Business Machines	15 shares of common stock	**	1,457
	Johnson & Johnson	40 shares of common stock	**	2,641
*	National City Corp.	9,206 shares of common stock	**	336,571
	PepsiCo, Inc.	100 shares of common stock	**	6,255
	Pfizer, Inc.	500 shares of common stock	**	12,950
	Sirius Satellite Radio	1,200 shares of common stock	**	4,248
	Tyco International LTD	40 shares of common stock	**	1,216
	Visteon Corp	5 shares of common stock	**	42
	Yum Brands, Inc.	20 shares of common stock	**	1,176
	Zimmer Holdings, Inc.	2 shares of common stock	**	157
				$ 379,313
*	Loans to Participants	Rates of 4.00% to 8.25%	**	$ 7,968
	Total Investments			$ 8,467,963

* Denotes party in interest.
** Participant directed investment cost basis disclosure is not required.

Crowe

Crowe Chizek and Company LLC
Member Horwath International

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-119950 on Form S-8 of Wayne Bancorp, Inc. and Affiliates 401(k) and Profit Sharing Plan of our report dated June 20, 2007, appearing in this Annual Report on Form 11-K of The Wayne Bancorp, Inc. and Affiliates 401(k) and Profit Sharing Plan for the year ended December 31, 2006.

CROWE CHIZEK AND COMPANY LLC

Crowe Chizek and Company LLC

Columbus, Ohio
June 20, 2007

END